# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wisconsin Electric Power Company, CIK 0000107815
CUSIP: 976656306
Title of class of securities: 3.6% Serial Preferred Stock
Address of issuer's principal executive offices: 231 West Michigan Street, Milwaukee, Wisconsin (WI), 53201
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-006337
Filed by CIK 0001000275

## Reporting persons
- Royal Bank of Canada: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 23,906; sole dispositive power 0; shared dispositive power 23,906; aggregate amount beneficially owned 23,906 (9.19% of the class)

## Item 1. Issuer
Name of issuer: Wisconsin Electric Power Company
Address of issuer's principal executive offices: 231 West Michigan Street, Milwaukee, WI, 53201

## Item 2. Person Filing
Name of person filing: Royal Bank of Canada
Address of principal business office or, if none, residence: 200 Bay Street, Toronto, Ontario, M5J QJ5, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 23,906
Percent of class: 9.19
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 23,906
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 23,906

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: RBC Capital Markets, LLC: A broker -dealer registered under section 15 of the Act (15 U.S.C 78o) and an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Power of Attorney

## Signatures
- Royal Bank of Canada: /s/ Avinash Sawant, Director, Head of US Regulatory Services (08/13/2026)